

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 7010

June 10, 2008

By U.S. Mail and facsimile
Mr. John R. Irwin
President and Chief Executive Officer
Atwood Oceanics Inc.
15835 Park Ten Place Drive
Houston, Texas 77084

>    **Re:    Atwood Oceanics Inc.**
>           **Form 10-K for fiscal year ended September 30, 2007**
>           **Filed November 29, 2007**
>
>           **Form 10-Q for fiscal quarter ended December 31, 2007**
>           **Filed February 8, 2008**
>
>           **Schedule 14A**
>           **Filed January 14, 2008**
>           **File No. 1-13167**

Dear Mr. Irwin:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>                               Sincerely,
>
>
>
>                               Anne Nguyen Parker
>                               Branch Chief

cc: W. Garney Griggs, Esq.
     Donna Levy